UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

BridgeBio Pharma Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

10806X102
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10806X102	13D	Page 1 of 16 pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Genetic Disorder L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,900,661

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
36,900,661

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,900,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 10806X102	13D	Page 2 of 16 pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Genetic Disorder GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,900,661

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
36,900,661

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,900,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 10806X102	13D	Page 3 of 16 pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Management Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,900,661

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
36,900,661

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,900,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 10806X102	13D	Page 4 of 16 pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Management Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,900,661

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
36,900,661

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,900,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 10806X102	13D	Page 5 of 16 pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,900,661

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
36,900,661

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,900,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 10806X102	13D	Page 6 of 16 pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,900,661

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
36,900,661

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,900,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 10806X102	13D	Page 7 of 16 pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,900,661

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
36,900,661

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,900,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 10806X102	13D	Page 8 of 16 pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
36,900,661

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
36,900,661

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,900,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 10806X102	13D	Page 9 of 16 pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
36,900,661

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
36,900,661

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,900,661

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 10806X102	13D	Page 10 of 16 pages
Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, $0.001 par value per share (the “Common Stock”), of BridgeBio Pharma Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 421 Kipling Street, Palo Alto, CA 94301.

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being jointly filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	KKR Genetic Disorder L.P., a Delaware limited partnership (“KKR Genetic Disorder”);
(ii)	KKR Genetic Disorder GP LLC, a Delaware limited liability company (“KKR Genetic Disorder GP”);
(iii)	KKR Management Holdings L.P., a Delaware limited partnership (“KKR Management Holdings”);
(iv)	KKR Management Holdings Corp., a Delaware corporation (“KKR Management Corp.”);
(v)	KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”);
(vi)	KKR & Co. Inc. (“KKR & Co.”), a Delaware corporation;
(vii)	KKR Management LLC (“KKR Management”), a Delaware limited liability company;
(viii)	Henry R. Kravis, a United States citizen; and
(ix)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (ix) are collectively referred to herein as the “Reporting Persons”).

KKR Genetic Disorder GP is the general partner of KKR Genetic Disorder.  KKR Management Holdings is the sole member of KKR Genetic Disorder GP.  KKR Management Corp. is the general partner of KKR Management Holdings.  KKR Group Holdings is the sole shareholder of KKR Management Corp.  KKR & Co. is the sole shareholder of KKR Group Holdings.  KKR Management is the Class B common stockholder of KKR & Co.  Messrs. Henry R. Kravis and George R. Roberts are the designated members of KKR Management LLC.

Each of Messrs. Joseph Bae, William Janetschek, Scott Nuttall and David Sorkin is a director of KKR Management Holdings Corp. and KKR Group Holdings Corp. The executive officers of KKR Management Holdings Corp., KKR Group Holdings Corp. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Janetschek, Nuttall and Sorkin. The directors of KKR & Co. Inc. (the “KKR Directors”) are listed on Annex A attached hereto.

Each of Messrs. Bae, Janetschek, Nuttall and Sorkin is a United States citizen.

CUSIP No. 10806X102	13D	Page 11 of 16 pages
The Reporting Persons have entered into a joint filing agreement, dated as of July 10, 2019, a copy of which is attached hereto as Exhibit A.

(b)	The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and Messrs. Bae, Janetschek, Nuttall and Sorkin and the KKR Directors is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019

The business address for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)
KKR Genetic Disorder is engaged in the business of investing in securities. KKR Genetic Disorder GP is principally engaged in the business of being a general partner and managing investments through other partnerships and limited liability companies. Each of KKR Management Holdings, KKR Management Corp., KKR Group Holdings, KKR & Co. and KKR Management is principally engaged in the business of being a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Bae, Janetschek, Kravis, Nuttall, Roberts and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the KKR Directors is listed on Annex A.

(d)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the KKR Directors or other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 10806X102	13D	Page 12 of 16 pages
Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), KKR Genetic Disorder purchased 167,716,071 preferred units of BridgeBio Pharma LLC, the predecessor in interest to the Issuer, for aggregate consideration of $170,649,999.58 in a series of financing transactions. Upon completion of the reorganization of BridgeBio Pharma LLC into the Issuer, the preferred units held by KKR Genetic Disorder were converted into 34,253,561 shares of Common Stock of the Issuer for no additional consideration.

On July 1, 2019, at the closing of the IPO, KKR Genetic Disorder purchased 2,647,100 shares of Common Stock of the Issuer for $17.00 per share for aggregate consideration of approximately $45 million.

KKR Genetic Disorder obtained the funds for the purchase of the preferred units and the Common Stock through capital contributions from its partners.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the Lock-Up Agreement (defined in Item 6 below) and depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the document described above, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the shares of Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, shares of Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, stockholders of the Issuer or other securityholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

In connection with the purchase of the preferred units, the Reporting Persons designated James C. Momtazee and Ali J. Satvat, each an executive of KKR, to serve as members of the board of managers of BridgeBio Pharma LLC. Each of Messrs. Momtazee and Satvat will continue to serve as members of the Issuer’s board of directors (the “Board”) following the completion of the IPO. The Issuer is under no obligation to nominate either of them to serve as directors following the IPO.

CUSIP No. 10806X102	13D	Page 13 of 16 pages
Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, the KKR Directors and each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

 (a) – (b) KKR Genetic Disorder holds 36,900,661 shares of Common Stock representing approximately 29.9% of the outstanding shares of Common Stock, based on 123,574,967 shares of Common Stock outstanding as of July 1, 2019, following the conversion of all of the preferred units of BridgeBio Pharma LLC and the completion of the IPO on July 1, 2019, as reported in the Issuer’s prospectus dated June 26, 2019, filed with the Securities and Exchange Commission on June 28, 2019, and the exercise of the underwriters’ option to purchase additional shares in the IPO.

KKR Genetic Disorder GP (as the general partner of KKR Genetic Disorder); KKR Management Holdings (as the sole member of KKR Genetic Disorder GP); KKR Management Corp. (as the general partner of KKR Management Holdings); KKR Group Holdings (as the sole shareholder of KKR Management Corp.); KKR & Co. (as the sole shareholder of KKR Group Holdings); KKR Management (as the Class B common stockholder of KKR & Co.); and Messrs. Kravis and Roberts (as the designated members of KKR Management LLC) may be deemed to be the beneficial owner of the securities held directly by KKR Genetic Disorder, in each case, as described more fully in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any shares of Common Stock. Any beneficial ownership of shares of Common Stock by the KKR Directors is listed on Annex A.

(c)          Except as described in Item 3, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the KKR Directors or any other person named in Item 2 has engaged in any transaction in any shares of Common Stock during the past 60 days.

(d)          To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

CUSIP No. 10806X102	13D	Page 14 of 16 pages
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On June 26, 2019, the Issuer, KKR Genetic Disorder, Viking Global Opportunities Illiquid Investments Sub-Master LP and certain other shareholders of the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted certain demand registration rights, short-form registration rights and piggyback registration rights to such shareholders. The rights of any shareholder under the Registration Rights Agreement will terminate upon the earlier to occur of: (i) such time as all of such shareholder’s shares of Common Stock could be sold without any restriction on volume or manner of sale in any three-month period under Rule 144 under the Securities Act of 1933, as amended; (ii) a change of control of the Issuer; and (iii) such time as such shareholder no longer owns at least two percent of the shares of Common Stock outstanding.

Lock-Up Agreement

On February 13, 2019, the Reporting Persons entered into a letter agreement (the “Lock-Up Agreement”) with J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC (collectively, the “Underwriters”), pursuant to which the Reporting Persons agreed that for a period of 180 days after the date of the prospectus used to sell the shares of Common Stock in the IPO, without the prior written consent of the Underwriters and subject to limited exceptions, they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock. The Lock-Up Agreement automatically terminates and shall be of no further force or effect following the expiration of the 180-day lock-up period.

The foregoing descriptions of the Registration Rights Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as Exhibits C and D to this Schedule 13D, and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
Exhibit A	Joint Filing Agreement, dated as of July 10, 2019, by and among the Reporting Persons.

Exhibit B	Powers of Attorney.

Exhibit C
Registration Rights Agreement by and among the Reporting Persons, the Issuer, and the other parties named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 3, 2019).

Exhibit D	Lock-Up Agreement.

CUSIP No. 10806X102	13D	Page 15 of 16 pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2019

KKR GENETIC DISORDER L.P.
By: KKR Genetic Disorder GP LLC, its general partner

	By:	/s/	Terence Gallagher
	Name:		Terence Gallagher
	Title:		Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR GENETIC DISORDER GP LLC

	By:	/s/	Terence Gallagher
	Name:		Terence Gallagher
	Title:		Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.
By: KKR Management Holdings Corp., its general partner

	By:	/s/	Terence Gallagher
	Name:		Terence Gallagher
	Title:		Attorney-in-fact for William J. Janetschek, Chief Financial Officer

CUSIP No. 10806X102	13D	Page 16 of 16 pages
KKR MANAGEMENT HOLDINGS CORP.

By:	/s/	Terence Gallagher
Name:		Terence Gallagher
Title:		Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/	Terence Gallagher
Name:		Terence Gallagher
Title:		Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR & CO. INC.

By:	/s/	Terence Gallagher
Name:		Terence Gallagher
Title:		Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/	Terence Gallagher
Name:		Terence Gallagher
Title:		Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/	Terence Gallagher
Name:		Terence Gallagher
Title:		Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/	Terence Gallagher
Name:		Terence Gallagher
Title:		Attorney-in-fact

Execution Version
Annex A
Directors of KKR & Co. Inc.
The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation

Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.

David C. Drummond	Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.

Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School

John B. Hess	Chief Executive Officer of Hess Corporation

Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA

Patricia F. Russo	Former Chief Executive Officer of Alcatel-Lucent

Thomas M. Schoewe	Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.

Robert W. Scully	Former Member, Office of the Chairman of Morgan Stanley

To the best knowledge of the Reporting Persons, other than reported in the Schedule 13D, none of the persons listed above beneficially owns any shares of Common Stock.